Apache Design, Inc.

2645 Zanker Road

San Jose, California 95134

(408) 457-2000

August 5, 2011

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Attention: Ms. Barbara C. Jacobs, Assistant Director

Re:	Apache Design, Inc.
Request to Withdraw Registration Statement on Form S-1
(File No. 333-172804)

Dear Ms. Jacobs:

On behalf of Apache Design, Inc., a Delaware corporation (formerly known as Apache Design Solutions, Inc.) (the “Company”), and pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-172804), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on March 14, 2011 and amended on April 18, 2011, May 10, 2011 and May 27, 2011. The Company has determined not to conduct the offering of securities contemplated in the Registration Statement because the Company was acquired for cash consideration. The Company requests that the Commission consent to this application pursuant to Rule 477(a) under the Securities Act.

The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Accordingly, the Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax a copy of the order to the Company’s legal counsel, Warren T. Lazarow, Esq. of O’Melveny & Myers LLP, at (650) 473-2601.

If you have any questions regarding this application for withdrawal, please contact Warren T. Lazarow, Esq. of O’Melveny & Myers LLP at (650) 473-2600.

Sincerely,

APACHE DESIGN, INC.

By:	/s/ Emily Chang
	Name:	Emily Chang
	Title:	Chief Financial Officer